UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K /A
Amendment No. 1

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010
Commission File No.: 001-33905
UR-ENERGY INC. (Translation of registrant's name into English)

10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F   ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No    ☒

FURNISHED HEREWITH

Exhibit	Description of Exhibit

99.1	Amended Management’s Discussion and Analysis
99.2	Amended Audited Consolidated Financial Statements
99.3	AMENDED FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS FULL CERTIFICATE
99.4	AMENDED FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS FULL CERTIFICATE

Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: January 26, 2011	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer